Filed Pursuant to Rule 424(b)(3)
File Number 333-139081

PROSPECTUS SUPPLEMENT NO. 13
to Prospectus declared
effective on February 13, 2007
as supplemented on March 2, 2007, March 12, 2007, April 2, 2007, May 1, 2007, May 7, 2007, May 22, 2007, June 26, 2007, July 11, 2007, July 27, 2007, August 21, 2007, November 21, 2007 and December 20, 2007
(Registration No. 333-139081)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

        This Prospectus Supplement No. 13 supplements our Prospectus dated February 13, 2007, Prospectus Supplement No. 1 dated March 2, 2007, Prospectus Supplement No. 2 dated March 12, 2007, Prospectus Supplement No. 3 dated April 2, 2007, Prospectus Supplement No. 4 dated May 1, 2007, Prospectus Supplement No. 5 dated May 7, 2007, Prospectus Supplement No. 6 dated May 22, 2007, Prospectus Supplement No. 7 dated June 26, 2007, Prospectus Supplement No. 8 dated July 11, 2007, Prospectus Supplement No. 9 dated July 27, 2007, Prospectus Supplement No. 10 dated August 21, 2007, Prospectus Supplement No. 11 dated November 21, 2007 and Prospectus Supplement No. 12 dated December 20, 2007. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 13 together with the Prospectus, Prospectus Supplement No 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7, Prospectus Supplement No. 8, Prospectus Supplement No. 9, Prospectus Supplement No. 10, Prospectus Supplement No. 11 and Prospectus Supplement No. 12.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated February 19, 2007, as filed by us with the Securities and Exchange Commission.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYKN."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2008

Cyberkinetics Neurotechnology Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-50505	13-4287300
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Foxborough Blvd., Suite 240 Foxborough, MA	02035
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (508) 549-9981

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Item 1.01: Entry into Material Definitive Agreements.

On February 19, 2008, Cyberkinetics Neurotechnology Systems, Inc. (the "Company") entered into agreements with NEUROMetrix, Inc. ("NEURO") forming a joint venture pursuant to which the Company and NEURO will develop and commercialize a therapeutic product for peripheral nerve injury based on Cyberkinetics's Andara™ Oscillating Field Stimulator (OFS™) neurostimulation technology platform. As announced in the news release attached hereto as Exhibit 99.1, NEURO will fund the first $2.0 million of the development and commercialization costs and will provide intellectual property developed by it and biomedical engineering and neurophysiology expertise to the joint venture. The Company will contribute or license (or sublicense) intellectual property related to its Andara™ OFS™ Therapy platform and provide technical and scientific expertise to the joint venture. After the initial $2.0 million investment by NEURO, the two companies will each contribute equally to future development and commercialization costs. As part of the agreement, NEURO will market and distribute, and the Company will manufacture, any collaboration products developed by the joint venture.

The following is a general description of the material terms of the agreements with NEURO. Each of these descriptions is qualified in its entirety by reference to the full text of the relevant agreement.

Collaboration Agreement by and among the Company, NEURO and PNIR, LLC (the "Collaboration Agreement")

General. The Company and NEURO agreed to collaborate to develop and commercialize therapeutic products for peripheral nerve injuries, diseases or disorders. The Company and NEURO will contribute or license (or sublicense) certain intellectual property to the joint venture and NEURO will contribute the first $2.0 million of the development and commercialization costs. Development and commercialization costs exceeding $2.0 million will be shared equally by the Company and NEURO.

Non-Compete Obligations. During the term of the joint venture and, under certain circumstances, for a period of time thereafter, neither the Company nor NEURO nor any of their respective affiliates may engage in the commercialization, manufacturing, marketing, sale or distribution of any products for use in the Field (as such term is defined in the Collaboration Agreement). Additionally, the joint venture will have a right of first negotiation prior to any commercialization of any Competitive Products (as such term is defined in the Collaboration Agreement) by either the Company or NEURO or any of their respective affiliates.

Termination Following Breach. Either the Company or NEURO may terminate the Collaboration Agreement if the other party commits a breach of any material provision of the Collaboration Agreement and such breach is not cured within certain time periods. A breach of the Collaboration Agreement would occur upon either the Company's or NEURO's failure to (a) satisfy timely any financial obligations under the Collaboration Agreement subject to certain cure rights, (b) disclose, contribute or license (or sublicense) required intellectual property or (c) perform timely any obligation that significantly delays or impairs, or is reasonably likely to significantly delay or impair, the relevant research or the development or commercialization activities of the joint venture. Consequences of termination for breach include (i) dissolution of the joint venture, (ii) loss by the breaching party of ownership rights to joint inventions but retention of a license thereto, (iii) revocation of licenses granted by both parties to the joint venture, provided that the non-breaching party will have an option to obtain from the breaching party a license to the intellectual property formerly contributed or licensed by the breaching party to the joint venture for consideration based upon a percentage of net sales of certain products by the non-breaching party and (iv) if the non-breaching party exercises the option provided under clause (iii) above, loss by the breaching party of clinical data and joint-venture-owned trademarks and goodwill.

Termination for Convenience. At any time following the two (2) year anniversary of the Effective Date (as defined in the Collaboration Agreement), either the Company or NEURO may terminate the Collaboration Agreement for any reason upon one hundred eighty (180) days prior written notice to the other party and the joint venture, if such terminating party is in compliance with all of its obligations thereunder at such time. Consequences of termination for convenience include (i) dissolution of the joint venture, (ii) loss by the terminating party of ownership rights to joint inventions but retention of a license thereto, (iii) revocation of licenses granted by both parties to the joint venture, provided that the non-terminating party will have an option to obtain from the terminating party a license to the intellectual property formerly contributed or licensed by the terminating party to the joint venture for consideration based upon a percentage of net sales of certain products by the non-terminating party and (iv) if the non-terminating party exercises the option provided under clause (iii) above, loss by the terminating party of clinical data and joint-venture-owned trademarks and goodwill.

Indemnification. Both the Company and NEURO (each, an "Indemnifying Party") agreed to indemnify each other, the joint venture and their respective directors, officers and employees against any claims, liability, damage, loss, cost or expense (including reasonable attorneys' fees and costs) incurred by any of them, to the extent resulting from: (i) the negligence or willful misconduct of that Indemnifying Party's employees, representatives or agents; or (ii) that Indemnifying Party's breach of the Collaboration Agreement or any Transaction Agreement (as such term is defined in the Collaboration Agreement).

Limited Liability Company Agreement of PNIR, LLC with NEURO (the "Operating Agreement")

Management. The business and affairs of the joint venture will be managed by a Board of Directors, fifty percent (50%) of the members of which will be designated by the Company and fifty percent (50%) of the members of which will be designated by NEURO. A Steering Committee, consisting of the same persons who will serve on the Board of Directors, will oversee and coordinate the activities of the parties in performing the development and commercialization program contemplated by the Collaboration Agreement.

Failure to Make Cash Contributions. In the event that the Company or NEURO fails to make any required cash capital contribution within the required time, such party will be assessed interest on such unpaid amount. Failure by a party to make any required cash capital contribution could subject that party to dilution of its ownership interest in the joint venture (as provided in the Operating Agreement).

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired

Not applicable

(b)  Pro forma financial information

Not applicable

(c)  Shell company transaction

Not applicable

(d) Exhibits.
99.1 Cyberkinetics Neurotechnology Systems, Inc. press release, issued February 19, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.

Date: February 25, 2008	By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer

Index to Exhibits

Exhibit No.	Description

99.1	Cyberkinetics Neurotechnology Systems, Inc. press release, issued February 19, 2008

Exhibit 99.1

Cyberkinetics and Neurometrix Form Joint Venture to Develop Andara(TM) OFS(TM) Therapy for Peripheral Nerve Injury

FOXBOROUGH, Mass. & WALTHAM, Mass.--(BUSINESS WIRE)--Feb. 19, 2008--Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN; Cyberkinetics), a medical device company focused on developing novel implantable products to treat injuries and conditions of the nervous system, and NeuroMetrix, Inc. (Nasdaq: NURO; NeuroMetrix), a medical device company developing and marketing innovative products that aid physicians in the diagnosis and treatment of neuropathies and neurovascular disorders and provide regional anesthesia and pain control, today announced that they have formed PNIR, LLC (Peripheral Nerve Injury Repair), a joint venture to develop and commercialize a therapeutic product for peripheral nerve injury based on Cyberkinetics' Andara(TM) Oscillating Field Stimulator (OFS(TM)) neurostimulation technology platform. Each company will have equal ownership in PNIR.

Under the terms of the joint venture agreement, NeuroMetrix will fund the first $2 million of the development costs at PNIR during the next two years and will provide PNIR with biomedical engineering and neurophysiology expertise. Cyberkinetics will contribute intellectual property related to its Andara(TM) OFS(TM) Therapy platform and provide technical and scientific expertise to the joint venture. After the initial $2 million investment by NeuroMetrix, the two companies will each contribute equally to future development costs. As part of the agreement, NeuroMetrix will distribute and Cyberkinetics will manufacture any products developed by the joint venture.

"With our soldiers returning from combat, there has been a dramatic increase in the number of multiple, severe injuries to the arms, legs, head and neck," commented James M. Ecklund, M.D., Chairman of Neurosciences at Inova Fairfax Hospital in Falls Church, Virginia. "These injuries, which often involve severe nerve damage, highlight the profound clinical need to develop therapies to repair and restore sensory and motor function." Dr. Ecklund is the prior Chairman of the National Capital Consortium Neurosurgery Program and retired Colonel, United States Army. He also previously served as Professor and Chief of the Division of Neurosurgery at the Uniformed Services University in Bethesda, Maryland.

"We are very excited to initiate the joint venture with NeuroMetrix, which represents an important step forward in our nerve repair strategy," said Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. "We look forward to working with NeuroMetrix to achieve our goal of extending the clinical application of the Andara OFS Therapy platform from treatment of spinal cord injuries to the treatment of peripheral nerve injuries."

Shai N. Gozani, M.D., Ph.D., NeuroMetrix' President and Chief Executive Officer, added, "Our collaboration with Cyberkinetics leverages NeuroMetrix' strengths to broaden our business into the development of novel medical device therapies. We expect that our jointly developed peripheral nerve therapy products, if successfully commercialized, will build on our Company's strong franchise in the diagnosis of peripheral nerve injuries. Bringing valuable therapeutic products to these patients, many of whom have been assessed using NeuroMetrix' diagnostic products, could represent a tremendous benefit to thousands who face permanent loss of function and productivity."

According to industry estimates, each year approximately 800,000 people in the United States alone sustain peripheral nerve injuries that require surgical intervention and that can result in disabilities that permanently impair sensory and motor function. Of these, Cyberkinetics and NeuroMetrix estimate that as many as 100,000 people with laceration, stretch and compression injuries could benefit from nerve fiber growth repair treatment using Andara(TM) OFS(TM) Therapy.

    About Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy

Cyberkinetics' Andara(TM) OFS(TM) System is currently under review by the U.S. Food and Drug Administration (FDA) for Humanitarian Device Exemption (HDE) approval for the treatment of acute spinal cord injuries. The Andara(TM) OFS(TM) technology is designed to restore sensory and motor function through the use of low voltage, direct current, electrical stimulation that promotes and directs the nerve fibers to grow across the area of injury. Results from a Phase Ia, 10-patient clinical trial of the Andara(TM) OFS(TM) Therapy in patients with recent spinal cord injuries were published in the January 2005 issue of the Journal of Neurosurgery: Spine, and indicated statistically significant improvements in sensory and motor function at 12 months after treatment. Four additional patients were subsequently enrolled in a Phase Ib the trial.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing products to restore function for people with spinal cord and other nerve injuries, as well as disorders and conditions of the nervous system. Cyberkinetics' product development pipeline includes: the Andara(TM) Oscillating Field Stimulator (OFS(TM)) System for acute spinal cord injury, an investigative device designed to stimulate nerve repair and restore sensation and motor function; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and a pilot program in the detection and prediction of epileptic seizures. PNIR, LLC, a joint venture of Cyberkinetics and NeuroMetrix, Inc., is working to develop a product to treat peripheral nerve injury based on Cyberkinetics' Andara OFS Therapy platform. Additional information is available at Cyberkinetics' website at www.cyberkineticsinc.com.

About NeuroMetrix, Inc.

NeuroMetrix is a medical device company advancing patient care through the development and marketing of innovative medical device products that aid physicians in the diagnosis and treatment of diseases of the nervous system and neurovascular disorders, and to provide regional anesthesia and pain control. To date, our focus has been on the diagnosis of neuropathies and neurovascular disorders. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. The NC-stat System, the Company's neuropathy diagnostic system, has been on the market since May 1999 and is used in over 5,500 physician's offices and clinics in the United States. Diabetic retinopathy is a common neurovascular complication of diabetes and the leading cause of blindness among working age adults. Through the Company's acquisition of EyeTel Imaging, NeuroMetrix owns the DigiScope, which is a retinal imaging system designed for use at the point-of-care in physician offices and vision clinics.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. Such statements may be considered "forward-looking" within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our ability to secure regulatory approval for our products; our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the "Risk Factors" section of the the Cyberkinetics' Annual Report on Form 10-KSB filed with the SEC on April 2, 2007, the NeuroMetrix Annual Report on Form 10-K for the year ended December 31, 2006, and each of our other public documents filed with the SEC. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date.

MULTIMEDIA AVAILABLE:
http://www.businesswire.com/cgi-bin/mmg.cgi?eid=5613455

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-252-1443, ext. 109
Manager, Corporate Communications
erazee@cyberkinetics.com
or
NeuroMetrix, Inc.
Bradford Smith, 781-314-2741
Chief Financial Officer
neurometrix.ir@neurometrix.com
or
Inova Health System
Jeanne Mayer, 703-321-2918
Public Relations Consultant
jeanne.mayer@inova.org

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.